Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Fifth Session of the Board of

Supervisors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 25, 2016 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 16, 2016. All of the Company’s five supervisors attended the Meeting in person, including Miao Ping, chairman of the Supervisory Board, Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairman Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports for the First Half of 2016

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report for the First Half of 2016 and the H Shares Interim Report for the First Half of 2016

The Supervisory Board believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2016 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.	The content and form of these Interim Reports for the First Half of 2016 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2016.

Commission File Number 001-31914

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2016 was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

3.	The Proposal regarding the Company’s Internal Audit Work Summary of the First Half of 2016 and the Internal Audit Work Plan for the Second Half of 2016

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Compliance Report for the First Half of 2016

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 25, 2016